

March 18, 2022

Corrado De Gasperis
Chief Executive Officer
Comstock Mining, Inc.
117 American Flat Road
Virginia City, NV 89440

> **Re: Comstock Mining, Inc.**
> **Form 10-K for the year ended December 31, 2020**
> **Filed March 10, 2021**
> **Form 10-Q for the quarterly period ended September 30, 2021**
> **Filed November 9, 2021**
> **Response dated March 14, 2022**
> **File No. 001-35200**

Dear Mr. De Gasperis:

We have reviewed your March 14, 2022 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 2, 2022 letter.

Form 10-Q for the quarterly period ended September 30, 2021

5. Assets Held for Sale, page 23

1. We note your response to prior comment 2 and acknowledge that COVID-19 pandemic related delays may be a circumstance beyond your control. However, in addition to that circumstance you are still required to meet the criteria in ASC 360-10-45-9 to classify the asset group as held-for-sale. Provide a response that specifically supports the determination that you continue to meet the held-for-sale criteria at September 30, 2021. Please address the following:

- In addition to extending the closing date of the sale during the one-year period that followed September 26, 2019, specifically identify actions initiated by you to respond to the changes in circumstances and allow you to continue to conclude that the sale was probable. In chronologic order explain how the terms and conditions of the sale evolved through amendments dated November 30, 2019, December 26, 2019, March 31, 2020, June 30, 2020, October 1, 2020, and December 30, 2020. Tell us if there were additional amendments during 2021 to support the asset group's continued held-for sale classification.

- Your response states that you expect to sell the properties by June 30, 2022 in accordance with the current agreements. Tell us the precise events that transpired and lead you to believe a sale on that date is probable to occur when you assessed the asset group's presentation as of September 30, 2021. For example, tell us how you confirmed and verified that the buyer has secured financing to complete the sale as of that date.

You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation